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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

NATCO Group Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63227W203

(CUSIP Number)

March 25, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 63227W203

1.	Name of Reporting Person: Lime Rock Partners II, L.P.

I.R.S. Identification Nos. of above persons (entities only): 76-0706348

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,170,644

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,170,644

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,170,644

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.1%

12.	Type of Reporting Person: PN

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13G
CUSIP No. 63227W203

1.	Name of Reporting Person: Lime Rock Partners GP II, L.P.

I.R.S. Identification Nos. of above persons (entities only): 76-0706344

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,170,644

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,170,644

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,170,644

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.1%

12.	Type of Reporting Person: PN

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13G
CUSIP No. 63227W203

1.	Name of Reporting Person: LRP GP II, Inc.

I.R.S. Identification Nos. of above persons (entities only): 76-0706339

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,170,644

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,170,644

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,170,644

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.1%

12.	Type of Reporting Person: CO

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13G

Item 1.
	(a)	Name of Issuer:
NATCO Group Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
2950 North Loop West 7th floor Houston, TX 77092

Item 2.
	(a)	Name of Person Filing:
(i) Lime Rock Partners II, L.P. (“Fund”), with respect to the shares of Common Stock it directly owns;
(ii) Lime Rock Partners GP II, L.P. (“GP LP”) as general partner of the Fund, with respect to the shares of Common Stock directly owned by the Fund; and
(iii) LRP GP II, Inc. (“GP Inc.”), as general partner of GP LP, with respect to the shares of Common Stock directly owned by the Fund.
	(b)	Address of Principal Business Office or, if none, Residence:
c/o Lime Rock Management LP 518 Riverside Avenue Westport, CT 06880
	(c)	Citizenship:
The Fund is a Cayman Islands exempted limited partnership. GP LP is a Cayman Islands limited partnership. GP Inc. is a Cayman Islands corporation.
	(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share (“Common Stock”)
	(e)	CUSIP Number:
63227W203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
2,170,644
(b) Percent of class:
12.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote:
2,170,644
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
2,170,644

The Fund directly owns the shares of Common Stock reported as beneficially owned in this Schedule (1,921,844 of which are issuable on conversion of presently convertible preferred shares and 248,800 of which are issuable on the exercise of presently exercisable warrants - with these numbers being subject to anti-dilution adjustments). The Fund has the power to vote, and to dispose of, those shares. GP LP may exercise these powers on the Fund's behalf. In turn, GP Inc. may exercise these powers on GP LP’s behalf. GP LP and GP Inc. do not directly own any of these shares but, under Rule 13d-3 of the Securities Exchange Act of 1934, each of them may be deemed to beneficially own these shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

GP LP, as the Fund’s general partner, and GP Inc., as GP LP’s general partner, have the power to direct the Fund's affairs, including decisions on the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by the Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2003	LIME ROCK PARTNERS II, L.P.

	By:	Lime Rock Partners GP II, L.P., its General Partner

		By:	LRP GP II, Inc., its General Partner

			By:	/s/ John T. Reynolds
John T. Reynolds Director

LIME ROCK PARTNERS GP II, L.P.

	By:	LRP GP II, Inc., its General Partner

		By:	/s/ John T. Reynolds
John T. Reynolds Director

LRP GP II, INC.

	By:	/s/ John T. Reynolds
John T. Reynolds Director

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Exhibit A

Joint Filing Agreement

     Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this exhibit is attached is filed on behalf of each of them.

Dated: April 21, 2003

LIME ROCK PARTNERS II, L.P.

By:	Lime Rock Partners GP II, L.P., its General Partner

	By:	LRP GP II, Inc., its General Partner

		By:	/s/ John T. Reynolds
John T. Reynolds Director

LIME ROCK PARTNERS GP II, L.P.

By:	LRP GP II, Inc., its General Partner

	By:	/s/ John T. Reynolds
John T. Reynolds Director

LRP GP II, INC.

By:	/s/ John T. Reynolds
John T. Reynolds Director

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